Simtrol, Inc.
520 Guthridge Court #250
Norcross, GA 30092

BY OVERNIGHT DELIVERY AND BY EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0405

Attention: Mr. John Zitko

Re:	Simtrol, Inc.

Resale Registration Statement on Form SB-2, No. 333-142958

Dear Mr. Zitko:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), Simtrol, Inc., a Delaware corporation (the “Company”), hereby requests that the Securities and Exchange Commission consent to the withdrawal of the Company’s registration statement on Form SB-2 (File No. 333-142958) filed with the Commission on May 14, 2007 (the “Resale Registration Statement”). The Resale Registration Statement has not been declared effective and the Company hereby confirms that no securities have been offered or sold pursuant to the Resale Registration Statement. The shares of common stock to be registered were originally issued to selling security holders in a private placement exempt from registration pursuant to Section 4(2) and Regulation D of the Act.

The Company plans to undertake private offerings in reliance on Rule 155(c) of the Act. Accordingly, the Company believes that the withdrawal of the Resale Registration Statement is consistent with the public interest and the protection of investors.

It is our understanding that this application for withdrawal of the Resale Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Registrant receives notice from the Commission that this application will not be granted.

Should you have any further questions regarding this request for withdrawal, please do not hesitate to contact the undersigned at (678) 533-1201 or Oby T. Brewer III at (404) 504-7771.

Very truly yours,

SIMTROL, INC.

By:	/s/ Stephen N. Samp
Stephen N. Samp
Chief Financial Officer

cc:	Oby T. Brewer III, Morris, Manning & Martin, LLP.

520 Guthridge Court / Suite 250 • Norcross, GA 30092 • phone 678.533.1200 • fax 770.441.1823 • www.simtrol.com